Investors Exchange LLC   Claudia Crowley
4 World Trade Center, 44th Fl   Chief Regulatory Officer
New York, New York 10007   (646) 343-2041
www.iextrading.com   claudia.crowley@iextrading.com



By Electronic Mail

September 28, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 28, 2018 the Investors Exchange (the "Exchange") received from Interactive Brokers Group, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A Common Stock, $0.01 par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

Sincerely,

Claudia Crowley